                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F  X   Form 40-F
                ---            ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to poll results of its Extraordinary General Meeting held on November 8, 2005.

                               ("PETROCHINA LOGO")
                           PETROCHINA COMPANY LIMITED

                 (a joint stock limited company incorporated in
             the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

                                  POLL RESULTS
                      OF THE EXTRAORDINARY GENERAL MEETING
                             HELD ON 8 NOVEMBER 2005

--------------------------------------------------------------------------------
At the extraordinary general meeting of PetroChina Company Limited held today, the resolutions to approve the continuing connected transactions and the re-election and new appointment of directors and supervisors as more particularly described in the Circular (as defined below) were duly passed.
--------------------------------------------------------------------------------

Reference is made to the announcement of PetroChina Company Limited (the "COMPANY") dated 1 September 2005, the shareholders' circular of the Company (the "CIRCULAR") and the notice (the "NOTICE") of the Extraordinary General Meeting (the "EGM") of the Company both dated 22 September 2005 relating to the continuing connected transactions and the re-election and new appointment of directors and supervisors as more particularly described in the Circular. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.


POLL RESULTS OF EGM

The Board is pleased to announce that the EGM was validly convened in compliance with the requirements of the Company Law of the PRC and the articles of association of the Company.

At the EGM held today, voting of the proposed ordinary resolutions in relation to the continuing connected transactions as set out in the notice of the EGM and contained in the Circular ("ORDINARY RESOLUTIONS") were taken on a poll. CNPC and its associates abstained from voting on the resolutions in connection with the Ordinary Resolutions set out in 12, 14 and 15 below.

The following Ordinary Resolutions were duly passed by the shareholders at the EGM and the poll results are as follows:

-----------------------------------------------------------------------------------------------------------
                                                                      NUMBER OF VOTES CAST
                                                                        AND PERCENTAGE OF
                                                                   TOTAL NUMBER OF VOTES CAST
-----------------------------------------------------------------------------------------------------------
                                                                                                   PASSING
                      ORDINARY RESOLUTIONS                             FOR           AGAINST         RATE
-----------------------------------------------------------------------------------------------------------
1.  THAT the appointment of Mr. Su Shulin as a director of the
Company which is to take effect immediately upon the close of
this meeting, be and is hereby approved.                          165,943,527,022     51,456,100    99.97%
-----------------------------------------------------------------------------------------------------------
2.  THAT the appointment of Mr. Gong Huazhang as a director of the Company which is to take effect immediately upon the close
of this meeting, be and is hereby approved.                       162,689,188,051  3,297,151,271    98.01%
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
3.  THAT the appointment of Mr. Wang Yilin as a director of the
Company which is to take effect immediately upon the close of this
meeting, be and is hereby approved.                                 162,688,450,051   3,298,293,271  98.01%

-----------------------------------------------------------------------------------------------------------
4.  THAT the appointment of Mr. Zeng Yukang as a director of the
Company which is to take effect immediately upon the close of this
meeting, be and is hereby approved.                                 162,688,450,051   3,298,293,271  98.01%
-----------------------------------------------------------------------------------------------------------
5.  THAT the appointment of Mr. Jiang Fan as a director of the
Company which is to take effect immediately upon the close of this
meeting, be and is hereby approved.                                 165,959,161,022      35,822,100  99.98%
-----------------------------------------------------------------------------------------------------------
6.  THAT the appointment of Mr. Chee-Chen Tung as an independent director of the Company which is to take effect immediately upon
the close of this meeting, be and is hereby approved.               165,993,961,118      33,514,900  99.98%
-----------------------------------------------------------------------------------------------------------
7.  THAT the appointment of Mr. Liu Hongru as an independent director of the Company which is to take effect immediately upon
the close of this meeting, be and is hereby approved.               165,998,785,718      28,670,300  99.98%
-----------------------------------------------------------------------------------------------------------
8.  THAT the appointment of Mr. Wang Fucheng as a supervisor of the Company which is to take effect immediately upon the close of
this meeting, be and is hereby approved.                            165,958,604,518      44,901,500  99.97%
-----------------------------------------------------------------------------------------------------------
9.  THAT the appointment of Mr. Wen Qingshan as a supervisor of the Company which is to take effect immediately upon the close of
this meeting, be and is hereby approved.                            165,993,257,418      34,198,600  99.98%
-----------------------------------------------------------------------------------------------------------
10. THAT the appointment of Mr. Li Yongwu as an independent
supervisor of the Company which is to take effect immediately upon
the close of this meeting, be and is hereby approved.               165,968,445,618      35,060,400  99.98%
-----------------------------------------------------------------------------------------------------------
11. THAT the appointment of Mr. Wu Zhipan as an independent
supervisor of the Company which is to take effect immediately upon
the close of this meeting, be and is hereby approved.               166,003,554,518      23,901,500  99.99%
-----------------------------------------------------------------------------------------------------------
12. THAT the agreement dated 1 September 2005 entered into between the Company and China National Petroleum Corporation in relation to certain amendments of the comprehensive products and services agreement dated 10 March 2000 ("SECOND SUPPLEMENTAL COMPREHENSIVE
AGREEMENT"), a copy of which has been initialed by the Chairman and for the purpose of identification marked "A", be and is hereby approved, ratified and confirmed and the chief financial officer of the Company, Wang Guoliang, be and is hereby authorized to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary,
desirable or expedient to implement and/or give effect to the terms of the Second Supplemental Comprehensive Agreement and to make and agree with such changes in the terms of the Second Comprehensive
Agreement as he may in his discretion consider necessary,
desirable and expedient and in the interest of the Company.           4,523,755,021   3,512,370,579  56.29%
-----------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------
13. THAT the agreement dated 1 September 2005 entered into between the Company and China Railway Materials and Supplies Corporation
("CRMSC") in relation to the provision of certain products and services ("CRMSC PRODUCTS AND SERVICES AGREEMENT"), a copy of which has been initialed by the Chairman and for the purpose of identification marked "B", be and is hereby approved, ratified and confirmed and the chief financial officer of the Company, Wang
Guoliang, be and is hereby authorized to do all such further acts and things and execute such further documents or supplemental agreements or deeds on behalf of the Company and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of the CRMSC Products and Services Agreement and to make and agree with such changes in the terms of the CRMSC Products and Services Agreement as he may in his discretion consider necessary, desirable and expedient and
in the interest of the Company.                                     165,941,108,418       5,989,600  99.99%
-----------------------------------------------------------------------------------------------------------
14. THAT the ongoing connected transactions, as set out in the circular of the Company dated 22 September 2005 ("CIRCULAR"), which the Company expects to occur on a regular and continuous basis in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby generally and
unconditionally approved.                                             4,843,448,886   3,183,776,714  60.34%
-----------------------------------------------------------------------------------------------------------
15. THAT the proposed annual caps of each of the ongoing connected transactions (except the proposed annual limit in respect of the products and services to be provided by the Group to CRMSC pursuant to the CRMSC Products and Services Agreement) as set out in the
Circular be and are hereby approved, ratified and confirmed.          4,750,988,386   3,260,007,214  59.31%
-----------------------------------------------------------------------------------------------------------
16. THAT the proposed annual caps in respect of the products and services to be provided by the Group to CRMSC pursuant to the
CRMSC Products and Services Agreement as set out in the Circular
be and are hereby approved, ratified and confirmed.                 165,964,170,918       6,377,100  99.99%
-----------------------------------------------------------------------------------------------------------

At the date of the EGM:

(1) The issued share capital of the Company and total number of shares entitling the holder to attend and vote for or against the Ordinary Resolutions set out in 12, 14 and 15 above at the EGM: 21,098,900,000 H Shares.

(2) The issued share capital of the Company and total number of shares entitling the holder to attend and vote for or against the Ordinary Resolutions set out in 1 to 11, 13 and 16 above at the EGM: 157,922,077,818 domestic shares and 21,098,900,000 H Shares.

(3) Shareholders or proxies representing 178,868,821,229 Shares with voting rights, representing approximately 99.92% of the total issued share capital of the Company attended the EGM.

(4) There were no shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(5) As disclosed in the Circular, CNPC and its associates abstained from voting on Ordinary Resolutions set out in 12, 14 and 15 above at the EGM.

(6) HKSCC Registrars Limited, the Hong Kong share registrar of the Company, was appointed as scrutineer for the purpose of the poll taken at the EGM.

                                                      By the order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                              LI HUAIQI
                                                       SECRETARY TO THE BOARDS

Beijing, the PRC
8 November 2005

As at the date of this announcement, the Board of Directors comprises Mr. Chen Geng as the Chairman, Mr. Jiang Jiemin as Vice Chairmen, Mr. Su Shulin and Mr. Duan Wende as executive directors, Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     PetroChina Company Limited



Dated: November 9, 2005                              By: /s/ Li Huaiqi
                                                         -----------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary